NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	5

today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a transaction of our wholly-owned subsidiary, ePLDT, Inc. involving 93,457,944 shares of Philweb Corporation.

Exhibit 1

October 19, 2012

Philippine Stock Exchange
Listings and Disclosure Group
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

This relates to our disclosure dated July 10, 2012, regarding the execution of a Share Purchase Agreement by our wholly-owned subsidiary, ePLDT, Inc. (ePLDT) and Philweb Corporation (Philweb) covering the sale and purchase of 397,892,307 common shares representing approximately 27% of the then outstanding capital stock of Philweb (the “Transaction”).

The Transaction involves four tranches of shares, the first of which covering 93,457,944 Philweb shares (the “First Tranche”) was transacted last July 13, 2012 at the facilities of the Exchange, at a price of Php10.70 per share.

On October 19, 2012, ePLDT and Philweb Casino Corporation (“PCC”), a wholly-owned subsidiary of Philweb and assignee of its obligations under the Share Purchase Agreement, transacted the second tranche of Philweb shares totaling 93,457,944 (the “Second Tranche”), by means of a special block sale through the facilities of the Exchange. The total price for the Second Tranche is Php1.0 billion or Php10.70 per share, which is the same price paid for the First Tranche.

The Company shall make further disclosures as and when the sale and purchase of the third and fourth tranches of Philweb shares shall have been executed.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

October 19, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director – Corporation Finance Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated October 19, 2012 to the Philippine Stock Exchange, Inc. regarding a transaction of our wholly-owned subsidiary, ePLDT, Inc. involving 93,457,944 shares of Philweb Corporation.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212 As of September 30, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. October 19, 2012

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a copy of our letter dated October 19, 2012 to the Philippine Stock Exchange, Inc. regarding a transaction of our wholly-owned subsidiary, ePLDT, Inc. involving 93,457,944 shares of Philweb Corporation.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

October 19, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 19, 2012